FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

July 22, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on July 22, 2008.

Item 4	Summary of Material Change

On July 22, 2008, Medicure Inc. (TSX:MPH) (“Medicure” or the “Company”), a cardiovascular focused, biopharmaceutical company, provided an update on its cash position and commercial operations.

Item 5	Full Description of Material Change

On July 22, 2008, Medicure provided an update on its cash position and commercial operations.

As a result of the ongoing restructuring and numerous cost containment endeavors, the Company expects its cash position will be sufficient to fund operations to the end of calendar 2008. The Company is currently exploring further alternatives for strengthening its financial position.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 23 day of July, 2008.

MEDICURE INC.

By:	/s/ Albert D. Friesen
Name: Albert D. Friesen
Title: President & Chief Executive Officer